Exhibit (a)(5)(K)

EFiled: Nov 21 2012 03:53PM EST Transaction ID 47894830 Case No. 8042-CS

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

ALAN KAHN,	)
)
Plaintiff,	)
	)	C.A. No. 8042-CS
v.	)
)
TITANIUM METALS CORPORATION,	)
HAROLD C. SIMMONS, STEVEN L.	)
WATSON, GLENN R. SIMMONS, KEITH R.	)
COOGAN, THOMAS P. STAFFORD, TERRY N.	)
WORRELL, PAUL J. ZUCCONI,	)
PRECISION CASTPARTS CORP. and ELIT	)
ACQUISITION SUB CORP.,	)
)
Defendants.	)

VERIFIED AMENDED CLASS ACTION COMPLAINT

Plaintiff Alan Kahn (“Plaintiff”), by his attorneys, for his amended complaint against defendants, alleges upon personal knowledge as to himself, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of himself and all other similarly situated public shareholders of Titanium Metals Corporation (“TIMET” or the “Company”) against TIMET’s Board of Directors (the “Individual Defendants” of “Board”), Precision Castparts Corp. (“Precision”) and its wholly-owned subsidiary ELIT Acquisition Sup Corp. (“Merger Sub”), to enjoin a proposed buyout (“Buyout”) of the publicly owned shares of TIMET common stock by Precision.

2. On November 9, 2012, TIMET announced that it had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which Precision will acquire TIMET in a cash tender offer (the “Tender Offer”) at $16.50 per share (the “Buyout Price”). Following the consummation of the Tender Offer, Precision will acquire any Company shares not purchased in the Tender Offer in a second-step merger in which Merger Sub will merge with and into TIMET and TIMET will become a wholly-owned subsidiary of Precision. Precision commenced the cash Tender Offer on November 20, 2012, which is currently scheduled to expire on December 19, 2012, unless it is extended. Such an extension of the Tender Offer is required under specified circumstances. The Buyout is expected to close in December 2012.

3. The Individual Defendants, including the Company’s majority shareholder, Harold C. Simmons (“Simmons”), have agreed to sell TIMET for an unfair price and by an unfair process on terms preferential to themselves and Precision, but to the detriment of the public shareholders. The Buyout is motivated by Simmons’s desire to dispose of his majority stake in the Company prior to the expected increase of the capital gains tax effective January 1, 2013. The Buyout was negotiated by executives and members of a special committee of the Board (the “Special Committee”) who were beholden to Simmons and the affiliated entities and who eschewed a comprehensive and value-maximizing process in favor of a speedy one to further Simmons’s demands to cash out his majority stake before the end of the year. Simmons loaded the TIMET Board with directors beholden to him and those directors approved the Buyout to further Simmons’s selfish interests.

4. As described herein, the value to TIMET shareholders contemplated in the Buyout is fundamentally unfair to Plaintiff and the other public shareholders of the Company in light of the Company’s expected growth and the value of the claims asserted in shareholder derivative lawsuits on behalf of the Company against the Individual Defendants pending in this Court and the Northern District of Texas, which will be extinguished in the Buyout. Thus, the Buyout will enable Simmons (as well as the rest of the Board) to extinguish derivative claims, but also allow Simmons to dispose of his illiquid majority stake before any potential adverse tax changes kick in.

5. The Buyout comes at a time when TIMET is poised for growth, a fact which was reinforced by TIMET’s President and Chief Executive Officer (“CEO”) the same day the Company announced the Buyout. Indeed, TIMET envisions continued growth in the commercial aerospace sector over the long term and has initiated several capital projects in order to ramp up production to meet expected growing demand. Rather than waiting to allow the Company’s public shareholders to reap the benefits of the Company’s anticipated growth, TIMET agreed to a Buyout that is the product of a flawed process designed to ensure the sale of TIMET to Precision at a time and on terms preferential to Precision and the Company’s insiders, but detrimental to Plaintiff and other public stockholders of TIMET.

6. Further compounding problems for shareholders, the Tender Offer documents filed by defendants fail to provide the Company’s shareholders with material information and/or provide them with materially misleading information thereby preventing shareholders from making an informed decision on whether to tender their shares in the Tender Offer or seek statutory appraisal rights. For instance, on November 20, 2012, the Company filed a Recommendation Statement on Schedule 14D-9 (the “14D-9”) with the U.S. Securities and Exchange Commission (the “SEC”) that fails to disclose the unlevered free cash flows that the Company’s financial advisor, Morgan Stanley & Co. LLC (“Morgan Stanley”), used in its Discounted Cash Flow Analysis (the “DCF analysis”).

7. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Buyout or, in the event the Buyout is consummated, recover damages resulting from the defendants’ violations of their fiduciary duties.

THE PARTIES

8. Plaintiff has owned more than 6,000 shares of TIMET common stock at all times relevant herein, with a value of more than $99,000 at the Buyout price.

9. Defendant TIMET is a Delaware corporation that was formed in 1950 and incorporated in 1955, with principal executive offices located in Dallas, Texas. TIMET is the largest supplier of titanium metal products used primarily in jet engines, with its core business in the commercial aerospace and defense end markets. Titanium is in high demand in aerospace and jet engines because it reduces weight and increased fuel efficiency. The Company supplies nearly one-fifth of the world’s titanium. TIMET common stock is traded on the New York Stock Exchange under the symbol “TIE.”

10. Simmons has been TIMET’s Chairman of the Board since 2005 and has been a director since 2004. He was also TIMET’s CEO from 2005 to 2006 and Vice Chairman of the Board from 2004 to 2005. Simmons is TIMET’s majority shareholder, controlling over 54% of the Company’s outstanding common stock either directly or through individuals related to him and entities he owns and/or controls, including Valhi Holding Company (“Valhi”), Contran Corporation (“Contran”), Kronos Worldwide, Inc. (“Kronos”), NL Industries, Inc. (“NL”) and Valhi, Inc. Since prior to 2007, Simmons has served as Chairman of the boards of Contran, NL and Valhi. Since prior to 2007, Simmons has also served as Chairman of the board of Kronos and as Kronos’ CEO from prior to 2007 to 2009. Simmons has been an executive officer or director of various companies related to Contran and Valhi since 1961. In addition to TIMET, Contran, Valhi, Valhi, Inc., NL and Kronos, Simmons also controls other companies, including

CompX International Inc. (“CompX”) and Keystone Consolidated Industries, Inc. (“Keystone”). Under certain intercorporate services agreements (“ISA”), TIMET’s named executive officers are also employees of Contran. For example, the Company’s President and CEO, Bobby D. O’Brien (“O’Brien”), also serves as the Chief Financial Officer (“CFO”) of Contran.

11. Defendant Steven L. Watson (“Watson”) has been TIMET’s Vice Chairman of the Board since 2005 and a director since 2000. He also served as TIMET’s CEO from 2006 to 2009 and as President during 2006. For several years prior to 2007 and through the present, Watson has served as a director or employee of companies owned by Simmons. Since at least 2006, and pursuant to the ISA, Watson has been the President and a director of Contran; the President, CEO and a director of Valhi; and has served as Vice Chairman of the Board and CEO of Kronos since 2009. Since at least 2006, Watson has also served as a director of CompX, Keystone and NL. Watson has served as an executive officer or director of various companies related to Contran and Valhi since 1980. Through his various employment relationships with Simmons-affiliated entities, Watson received millions of dollars in compensation in 2011 alone, such that he is beholden to Simmons.

12. Defendant Glenn R. Simmons (“G. Simmons”) has been a director of TIMET since 1999. He is the brother of Simmons and has served as a director or employee of companies controlled by his brother for several years. Since at least 2006, G. Simmons has been Vice Chairman of the boards of Contran and Valhi and Chairman of the board of CompX and Keystone. He also has served as a director of Kronos and NL since prior to 2007. G. Simmons has been an executive officer or director of various companies related to Contran and Valhi since 1969. G. Simmons earns significantly more from his directorship at other affiliated entities than from his directorship at TIMET. For example, in aggregate, his 2011 fees earned from NL, Kronos and CompX alone were more than four times the fees that he earns at TIMET.

13. Defendant Keith R. Coogan (“Coogan”) has been a director of TIMET since 2006 and is also a member of its Audit Committee and Management Development and Compensation Committee. Since at least 2006, Coogan has also been a director of Kronos and is a member of its Audit Committee and Management Development and Compensation Committee. In addition to serving as a director of TIMET and Kronos, Coogan also served as a director of CompX from 2002 to 2006 and Keystone from 2003 to 2005. In fact, in 2011, Coogan earned more as a director of Kronos than as a director of TIMET. Coogan headed the Special Committee.

14. Defendant Thomas P. Stafford (“Stafford”) has been a director of TIMET since 2006 and is Chairman of the Audit Committee, Management Development and Compensation Committee and Nominations Committee. Stafford previously served as a director of TIMET from 1996 to 2003. Stafford has also been a director of NL since prior to 2007 and is the Chairman of each of NL’s Audit Committee and Management Development and Compensation Committee. In 2011, Stafford earned more as a director of NL than as a director of TIMET. Stafford was also a member of the Special Committee.

15. Defendant Terry N. Worrell (“Worrell”) has been a director of TIMET since 2007 and previously served as a director in 2003. He is also a member of TIMET’s Audit Committee, Management Development and Compensation Committee, and Nominations Committee. Worrell has also served as a director of NL since prior to 2007 and as a member of NL’s Audit Committee and Management Development and Compensation Committee. Worrell earns significant fees from his position on the NL board.

16. Defendant Paul J. Zucconi (“Zucconi”) has been a director of TIMET since 2002 and is a member of the Audit Committee. Zucconi was a member of the Special Committee.

17. Defendants Simmons, Watson, G. Simmons, Coogan, Stafford, Worrell and Zucconi are collectively referred to herein as the “Individual Defendants.”

18. Defendant Precision is an Oregon corporation with its principal executive offices in Portland, Oregon. Precision manufactures complex metal components and products for the aerospace, power and general industrial markets. In 2011, Precision was TIMET’s largest customer, representing more than 15% of TIMET’s total sales.

19. Defendant Merger Sub, a Delaware corporation, is a wholly-owned subsidiary of Precision that is being used to facilitate the Buyout.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the holders of the common stock of the Company, who have been and/or will be harmed as a result of the wrongful conduct alleged herein (the “Class”). The Class excludes defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the defendants.

21. This action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. As of November 2012, the Company had approximately 145.5 million shares of common stock outstanding, of which approximately 66.8 million are not owned by defendants. Members of the Class are scattered geographically and are so numerous that it is impracticable to bring them all before this Court.

23. Questions of law and fact exist that are common to the Class, including, among others:

a. whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties owed to Plaintiff and the Class;

b. whether the Individual Defendants have acted in a reasonable manner designed to maximize value;

c. whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

d. whether the other defendants have aided and abetted the Individual Defendants’ breach of fiduciary duty; and

e. whether Plaintiff and the other members of the Class will be irreparably harmed if defendants are not enjoined from continuing the conduct described herein.

24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

26. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

THE BUYOUT IS FLAWED AND UNFAIR

AND THE PRODUCT OF THE INDIVIDUAL

DEFENDANTS’ BREACHES OF FIDUCIARY DUTY

Background of TIMET and its Controlling Shareholders

27. In 1990, Baroid Corporation, an oil-field services company controlled by Simmons, a Dallas billionaire, purchased a 100 percent interest in TIMET.

28. Today, Simmons owns over 54% of the Company’s outstanding shares directly and beneficially through individuals related to him and entities he owns and controls, including Contran, Valhi, Kronos, NL and Valhi, Inc.

29. In addition to sharing directors, the Simmons-related entities share other resources. As controlling shareholder, Simmons has the right to structure material corporate actions to benefit TIMET and his other companies. The Company’s Proxy, filed on Schedule 14A with the SEC on March 30, 2012, explains that Simmons has the authority to execute transactions such as:

•

intercorporate transactions (i.e. guarantees, management, expense and insurance sharing arrangements, tax sharing agreements, joint ventures, partnerships, loans, options, advances of funds on open account and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties); and

•

common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions that resulted in the acquisition by one related party of an equity interest in another related party.

The Board Enters into a Hasty Process with Precision

30. According to the 14D-9, Precision’s Kirk Pulley (“Pulley”) first reached out to Watson, the Company’s Chairman and President of Contran, on September 20, 2012. Thereafter, on September 21, 2012, Watson and O’Brien spoke with Pulley regarding Precision’s interest in acquiring the Company. In response to Watson and O’Brien’s concern about the timing of the transaction, Pulley assured that Precision could complete the transaction prior to December 31, 2012. Although both Watson and O’Brien were executives of TIMET and Watson was Chairman of TIMET’s Board, the entire Board was not informed of Precision’s interest until nearly a month later, on October 12, 2012. Although both Watson and O’Brien were fiduciaries of TIMET, they informed Precision that they were only acting on Contran’s behalf.

31. Instead of convening the Board, Watson and O’Brien informed Simmons of Precision’s overtures on September 24, 2012 and thereafter Simmons, Watson, O’Brien and their counsel held numerous meetings with Precision concerning possible transactions and alternatives. On October 5, 2012, Precision proposed to Contran a price of $18.50 per share of TIMET common stock. The Board, however, was not informed of Precision’s interest or offer at that time. Instead, Precision and Contran began negotiating the terms of a support agreement in favor of the acquisition. Contran’s insistence on completing any transaction by December 31, 2012 created a significant time crunch, necessitating that the Company announce the transaction by November 9, 2012, the day it released its third quarter earnings report.

32. On October 12, 2012, nearly a month after Precision first approached Watson, the Board held a special meeting to discuss Precision’s interest in acquiring TIMET. This is apparently the first time that the entire Board met to discuss a possible transaction. On Saturday, October 13, 2012 the Board formed the Special Committee to evaluate Precision’s indication and on Monday, October 15, 2012 the Special Committee hired its own legal counsel. Although the Special Committee was purported to be independent, two of the three members of the Special Committee, including its chairman, Coogan, had significant ties with Simmons, Contran and other interrelated entities. For example, both Coogan and Stafford were long time directors of Simmons-controlled entities and, in 2012, concurrently served on the boards of other Simmons-controlled entities. Moreover, in the prior year, both Coogan and Stafford received more in director compensation from these other entities than from their compensation from TIMET.

33. On October 22, 2012, the Board provided Precision with two sets of 2012 and 2013 financial projections, before the Company even hired a financial advisor to evaluate a potential acquisition. On October 23, 2012, after its review of management’s projections, Precision lowered its initial indication from $18.50 to $15.75 per share. Finally, on October 25, 2012, just two weeks before the Buyout was announced, the Special Committee retained Morgan Stanley as its financial advisor.

34. Morgan Stanley conducted its due diligence with the Company’s management on October 27 and 29, 2012. In addition, Watson on behalf of Contran, as well as other Contran representatives, met with Morgan Stanley on October 29, 2012 to provide Contran’s view on Precision’s interest in acquiring the Company.

35. On November 1, 2012, just a little over a week prior to Contran’s deadline to announce the Buyout, the Special Committee met with Morgan Stanley to discuss Morgan Stanley’s preliminary analysis. The Special Committee had not asked Morgan Stanley to canvas the market and Morgan Stanley did not reach out to any potential acquirers. While the Special Committee viewed the $15.75 to be inadequate given the synergies between Precision and TIMET, it does not appear that Morgan Stanley provided the Special Committee with a synergies analysis.

36. Later on November 1, 2012, after Coogan rejected the $15.75 offer, Precision raised its offer to $16.25 per share and, on November 2, 2012, to $16.50 per share. After November 2, 2012, no further negotiations regarding price took place. Instead, the parties continued to negotiate the terms of the Merger Agreement and the support agreements.

The Buyout

37. On November 12, 2012, TIMET issued a press release announcing that the Company had entered into the Merger Agreement, which will result in TIMET becoming a wholly-owned subsidiary of Precision. Pursuant to the Merger Agreement, Precision will acquire all the outstanding shares of TIMET common stock for $16.50 per share in cash. The Buyout represents a mid-range premium of less than 27% to the closing price of TIMET common stock on November 6, 2012 of $12.07, just three days before the Buyout was announced.

38. The Buyout is conditioned upon, among other things, the tender by a majority of the minority of shareholders, or the waiver of that condition by Precision with the approval of the Company. The majority shareholders have already agreed to tender their shares.

39. Concurrently with the execution of the Merger Agreement, Contran and the “Contran Affiliates” entered into a Support Agreement with Precision and Merger Sub, pursuant to which Contran agreed, among other things, to tender its shares of TIMET stock in the Tender Offer and, if necessary, vote such shares in favor of the Buyout and against any alternative acquisition proposal (the “Voting Agreement”). An aggregate of 79,224,055 shares of TIMET common stock, or 45% of the Company’s outstanding stock, are subject to the Voting Agreement.

40. The Voting Agreement, which applies to 45% of the Company’s stock, in conjunction with the other shares held by Simmons in a Combined Master Retirement Trust (which owns 8.8% of TIMET’s outstanding equity) ensures that approximately 54% of TIMET stock will be tendered before year end and that a second-step merger (long form, if needed or if not, short form) will be approved by a majority of the shareholders.

41. The Contran Affiliates, by virtue of their large stake in the Company and the large number of shares they control, have interests divergent from those of TIMET’s public shareholders. Based on the timing, it appears that the Contran Affiliates were motivated to enter into the Buyout in order extinguish claims against Simmons (who owns and controls the Contran Affiliates) and the Individual Defendants (who are directors of certain Contran Affiliates) asserted in the derivative Actions (defined below).

The Buyout Fails to Consider Valuable Derivative Claims

42. The Buyout also does not account for the value of claims asserted on behalf of TIMET against the Individual Defendants, in two lawsuits, Louisiana Municipal Police Retirement System v. Simmons, C.A. No. 7059-CS (Del. Ch.) and Bauman v. Simmons, Case No. 3:11-CV-3607 (N.D. Tex.) (collectively referred to as the “Derivative Actions”). For example, the Derivative Actions allege that TIMET loaned substantial funds to Contran on terms unfair to TIMET. Indeed, the interest rate on the loan to Contran was below the rate provided in TIMET’s loan agreement with its banks. In agreeing to sell TIMET to Precision, the Individual Defendants failed to provide the Class sufficient (or any) value for such claims.

43. The Derivative Actions allege that Simmons, in his capacity as the controlling shareholder of TIMET and a director of the Company, and the other TIMET directors, breached their fiduciary duties to TIMET by engaging in and approving improper related-party transactions with the Simmons-related entities discussed herein, including Contran, CompX, Valhi and NL. The claims asserted in the Derivative Actions will be extinguished once the Buyout is consummated and TIMET’s shareholders will lose standing to pursue those derivative claims. Thus, not only does the Buyout Price fail to account for TIMET’s future business and growth prospects, it also does not account for the value of the pending derivative claims.

44. The Individual Defendants have determined to sell the Company for consideration that is unfair to its current shareholders and, in the process, insulate themselves for their potential liability to the Company for their misdeeds alleged in the Derivative Actions. The process that led to the Buyout was unfair and approved by a conflicted Board.

The Merger Price is Inadequate and Unfair

45. Apart from the fact that the Buyout does not properly value the claims in the Derivative Actions, it also does not properly value TIMET’s business. The $16.50 per share price agreed to by the Individual Defendants does not represent fair value for the Company in that it does not reflect the long-term value of the Company.

46. As reported in an October 31, 2012 THE MOTLEY FOOL article titled Its Time to Buy This Future High Flyer, few industries are growing as quickly as the global aerospace industry. TIMET, because of its large stronghold on the market, is particularly poised for growth:

They are the world’s leading manufacturer of the premium quality billet and bar that’s critical for jet engine rotating applications while also being a leading supplier to the airframe structural market. As the largest player in the fastest growing titanium market Timet is uniquely positioned to benefit from the growing use of air travel in Asia-Pacific and the Middle East.

47. Moreover, even though the Company has seen earnings drop over the past five years due to a slowing economy and a decline in the mining industries, that trend is predicted to change. As reported by THE MOTLEY FOOL, TIMET’s “earnings are poised to jump 35% next year to about $0.90 a share making their forward price to earnings ratio just 13 times. Their balance sheet is a little light with just $12 million in cash against $94 million in debt. Overall though their financials are solid.”

48. In connection with the release of its third quarter 2011 earnings results on November 9, 2012 (the same day TIMET announced the Buyout), despite lower than expected earnings results and revenues, TIMET reported a positive outlook and substantial growth opportunities. The Company’s President and CEO, Bob O’Brien, predicted sustained growth over the next several years:

The commercial aerospace sector is poised for sustained growth over the next several years as announced production rates for next-generation airframes and engines are achieved. Record backlogs for commercial aircraft manufacturers reflect the demand for global fleet replacement and expansion, which will drive significant titanium demand for our business for years to come. This long-term growth pattern is unaffected by temporary fluctuations in inventory levels in the aerospace supply chain and the project-oriented demand from the industrial sector that may affect the industry from time to time. We believe our customer supply agreements, which secure major positions on the engines and structures for key growth platforms, will bolster our core aerospace business for the foreseeable future. To position ourselves for the expected demand growth under these platforms as the global fleet expands, we have several capital projects in progress to melt capacity and capability, and to improve efficiency at facilities in the U.S. and abroad, with completion expected to coincide with the significant ramp up of production.

(Emphasis added.)

49. The Buyout also does not sufficiently take into account the significant synergies between TIMET and Precision. Upon announcing the Buyout, Precision’s Chairman and CEO, Mark Donegan, stated:

Timet will provide us with the titanium capability that has always been a key missing piece of our overall product portfolio….As our 2006 acquisition of Special Metals did for us with nickel alloys, acquiring Timet will enable us to streamline our supply chain and better manage our input costs in our core operations. As we continue to grow in the aerostructure market, this supply linkage will present even more of an opportunity.

The potential for value creation is vast — we expect to generate significant synergies by putting our two companies together and leveraging our respective strengths….Timet’s melting expertise and PCC’s forging and conversion assets are a complementary strategic fit. We will attack our collective cost structure and leverage our combined conversion assets to further enhance our respective customer presences and to penetrate new markets.

This transaction is truly a needle mover, a deal that offers PCC and our customers a wide range of opportunities going forward….We’ve worked with Timet for many years and are quite familiar with their operations, so we expect integration to move ahead quickly once the merger is completed.

(Emphasis added.)

50. TIMET has been a major supplier of Precision, supplying approximately 80% of the titanium used by the Precision. Thus, the Buyout is expected to be an important tool for Precision to reduce costs and improve efficiency via vertical integration. Titanium is the second most used material in Precision products. According to THE MOTLEY FOOL, “the acquisition [is expected] to add ~$0.45 to [Precision’s] EPS on an annualized basis. The transaction is expected to close by the end of this year, and….[will] generating huge cost and revenue synergies for the company. As the CEO Mark Donegan rightly called the deal ‘a needle mover’ and said it to be a ‘key missing piece’ of the company’s product portfolio.” Indeed, historically, Precision has been able to improve the profitability of acquired operations by an average of 30% once fully integrated.

51. Not surprisingly, Precision’s shares have soared since the announcement of the Buyout, trading as high as $12 above its closing price just prior to announcing the Buyout, confirming the low price and high value Precision is able to achieve in the Buyout. Numerous analysts have lauded the Buyout as a clear winner for Precision, citing the significant synergies for the deal.

52. Rather than waiting to allow the shareholders to reap the benefits of the Company’s solid progress, the Company agreed to a Buyout that is the product of a flawed process and designed to ensure the sale of TIMET to Precision on terms preferential to Precision and the Company’s insiders, and Simmons in particular, but detrimental to Plaintiff and other public stockholders of TIMET. The terms of the Buyout have deprived and continue to deprive the Company’s shareholders of the substantial premium, which unfettered and even-handed exposure of the Company to the market could produce.

53. Although defendants claim the Buyout Price represents a 44% premium over the closing share price of TIMET’s common stock closing price on November 8, 2012, it is only a 27% premium on the Company’s closing price of $12.07 on November 6, 2012, and a mere 2% premium on the Company’s 52-week high closing price of $16.12 on January 19, 2012. The November 8, 2012 closing price is not a fair date by which to measure the premium, as the stock market as a whole performed poorly during the week ending November 9, 2012 following the 2012 Presidential election and simultaneous poor economic data from Europe, causing the U.S. major indexes to fall to their lowest levels since late summer.

54. According to Thompson/First Call data, at least one analyst has set a target price for the Company of $20.00 per share, a price considerably higher than the price being offered by Precision. Moreover, a November 10, 2012 BLOOMBERG article titled, Precision to Buy

Simmons’s Timet for $2.9 Billion, reported that the Buyout Price is below the median multiple for comparable deals, with the Buyout Price representing a multiple of about 1.7 times total assets, compared with the 1.96 median of four deals. Indeed, since the Buyout was announced, TIMET common stock traded above the Buyout price.

The Buyer-Friendly Terms of the Merger Agreement

55. On November 14, 2012, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and buyer-friendly deal protection devices that operate together to make the Buyout a fait accompli and ensure that no competing offers will emerge for the Company.

56. The Individual Defendants also agreed to a face-saving 45 day “go-shop” period (45 days from the date the Merger Agreement was signed), having already committed to the terms of the Buyout and a termination fee ranging from over $45.5 million during the go-shop period to $101 million during the no shop period to Precision if the Company finds a better deal or in other circumstances. The Tender Offer commences at the same time the go-shop period was underway, thereby reducing the effectiveness of the go-shop.

57. Even if TIMET receives a superior proposal from a third party during the go-shop period, the Company is obligated under Section 6.2(a) of the Merger Agreement to immediately make available to Precision any material non-public information concerning the Company or its subsidiaries that the Company provides to any person given such access that was not previously made available to the Precision.

58. Section 6.2(f) of the Merger Agreement also includes a matching rights provision, which provides that TIMET shall give Precision five business days to match any superior competing offer that TIMET may receive. Specifically, TIMET is required to provide prior written notice to Precision if the Board intends to change its recommendation and permit Precision the opportunity to adjust the terms of the Buyout so that Precision is able to match the terms of any competing offer, prior to the Board approving or recommending any such superior offer.

The Buyout is Designed to Benefit the Company’s Insiders

59. In connection with the Buyout, Simmons, TIMET’s majority shareholder, is conflicted in that he stands to personally benefit from the Buyout and will cash out his 54% equity interest in TIMET before an expected increase in the capital gains tax rates in 2013.

60. Moreover, although the Buyout was purportedly negotiated and recommended by an independent committee, the Special Committee here was comprised of directors of other Simmons-related companies who are beholden to Simmons and who were also named as defendants in the Derivative Actions.

61. The Individual Defendants have initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants and Simmons, as a majority shareholder, owe fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction.

62. In addition, the Individual Defendants have the responsibility to act independently so that the interests of TIMET’s shareholders will be protected. The Individual Defendants failed in that responsibility by forming the defective Special Committee that was comprised of individuals who could not act with disinterest with respect to Simmons’s desire for a year-end cash out.

63. The Individual Defendants’ agreement to the terms of the Buyout and its timing demonstrate a lack of due care and loyalty to the TIMET public shareholders.

64. Because the Individual Defendants dominate and control the business and corporate affairs of TIMET, they possess non-public corporate information concerning TIMET’s business and future prospects. Thus, there exists an imbalance and disparity and knowledge of economic power between those defendants and the public shareholders, which makes the process inherently unfair to the public shareholders.

65. The Company’s public shareholders are being deprived of a fair and unbiased process to sell the Company. TIMET’s shareholders are entitled to an opportunity to obtain the best transaction available under the circumstances for their interest, without preferential treatment to the insiders.

The Materially Incomplete and Misleading 14D-9

66. On November 20, 2012, the Company filed the 14D-9 with the SEC in connection with the Buyout. The 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares.

67. With respect to Morgan Stanley’s valuation work, the 14D-9 fails to disclose the unlevered free cash flows Morgan Stanley used in the DCF analysis. Although the 14D-9 provides certain management projections, these projections do not include the necessary inputs that Morgan Stanley used to calculate unlevered free cash flows, including EBIT, capital expenditures, and net working capital. The 14D-9 also fails to disclose how Morgan Stanley selected exit multiples of just 6.5x to 8.0x of 12 months EBITDA, when the median exit multiple for 2012 AV/EBITDA for comparable companies was 9.6x. The 14D-9 also fails to disclose the multiples and ratios observed by Morgan Stanley in its Comparable Companies Analysis, including (a) 2012E AV/EBITDA; (b) 2013E AV/EBITDA; (c) 2012E P/E; and (d) 2013 P/E.

68. Accordingly, Plaintiff seeks an injunction and other equitable relief to prevent the irreparable injury that TIMET shareholders will continue to suffer absent judicial intervention.

COUNT I

Claim for Breach of Fiduciary Duties Against the Individual Defendants

69. Plaintiff repeats and realleges each and every allegation set forth herein.

70. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of TIMET and have acted to put their personal interests ahead of the interests of TIMET shareholders or acquiesced in those actions by fellow defendants. These defendants have failed to take adequate measures to ensure that the interests of TIMET shareholders are properly protected and have embarked on a process that fails to secure the claims asserted in the Derivative Actions for the shareholders, avoids competitive bidding, and provides Precision with an unfair advantage by discouraging other alternative proposals.

71. By the acts, transactions, and courses of conduct alleged herein, these defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their TIMET investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these defendants are enjoined and a fair process is substituted.

72. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise loyalty, due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

73. As a result of the actions of the Individual Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of their TIMET stock and businesses, and will be prevented from obtaining a fair price for their common stock.

74. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Buyout to the disadvantage of the public shareholders.

75. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.

COUNT II

Claim Against TIMET, Precision, and Merger Sub for Aiding

Abetting the Individual Defendants’ Breaches of Fiduciary Duties

76. Plaintiff repeats and realleges each and every allegation set forth herein.

77. The Individual Defendants breached their fiduciary duties to the TIMET shareholders by the wrongful actions alleged herein.

78. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of TIMET, Precision, and Merger Sub, which, therefore, aided and abetted such breaches through entering into the Buyout based on the process detailed herein.

79. TIMET, Precision, and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of fiduciary duties to TIMET shareholders.

80. TIMET, Precision, and Merger Sub rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to TIMET shareholders.

81. As a result of TIMET’s, Precision’s, and Merger Sub’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

82. As a result of the unlawful actions of TIMET, Precision, and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, TIMET, Precision, and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value.

83. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and relief, including injunctive relief, in his favor and in favor of the Class, and against the defendants as follows:

A. Certifying this case as a class action, and certifying Plaintiff as Class representative and his counsel as Class counsel;

B. Enjoining the defendants and all those acting in concert with them from consummating the Buyout;

C. To the extent that the Buyout is consummated before this Court’s entry of final judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Ordering the defendants to disclose to TIMET’s public shareholders the omitted material information alleged herein in an amendment to the 14D-9, and if necessary, extending the close of the Tender Offer in order for this information to be fully disseminated to shareholders;

E. Enjoining the Individual Defendants from initiating any defensive measures that would inhibit their ability to maximize value for TIMET shareholders;

F. Directing defendants to account to Plaintiff and the Class for all damages suffered by them as a result of defendants’ wrongful conduct alleged herein;

G. Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and expenses and, if applicable, pre-judgment and post-judgment interest; and

H. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

Dated: November 21, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

GARDY & NOTIS, LLP

Mark C. Gardy

James S. Notis

Meagan A. Farmer

Kira German

501 Fifth Avenue, Suite 1408

New York, NY 10017

(212) 905-0509

HAROLD B. OBSTFELD, P.C.

Harold B. Obstfeld

100 Park Avenue, 20th Floor

New York, NY 10017

(212) 696-1212

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